Deal Highlights



Sam Gilliam
(b. 1933 - 2022)
View All (3)

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Initial Offering	$834,000
Painting	Into Changing (1972)
Dimensions	58 x 42
Progress	55%

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Artist Overview

About Sam Gilliam

Sam Gilliam is an American painter best known for his boundary-pushing abstract practice, including his unframed Drape paintings and beveled-edge Slice paintings.



Gilliam's commercial market has seen concentrated growth in recent years, led by his Slice paintings, which make up 9 of his top 10 auction prices. On Masterworks, we've offered positions in a number of Slice paintings, and in 2022, we exited a Slice painting that delivered our largest-ever total net return to investors: 86%.

33.1% IRR

In 2022, we exited a similar Sam Gilliam painting, which delivered the largest total net return on platform, good for a net annualized return of 33.1%.

Offering Size	$770,000
Sold For	$1,650,000
Days Held	791
Profit from $10K Investment	$8,600 after all fees

Gilliam's Recent Bounceback

After a softer cycle, Gilliam's market has seen recent price momentum, including a new #5 price and $5M+ turnover. We timed our acquisition to this cycle, allowing us to offer this million-dollar style for six figures.



SOLD for $1.7 Million
Sam Gilliam's #5 top price

Big Name Collectors

Sam Gilliam is collected by some of the biggest collectors in the art world.

Collectors

- Elliot Perry
- Metropolitan Museum of Ar...
- Musée d'Art Moderne
- Museum of Modern Art

Offering Details

Similar Sales Appreciation

26.4%

Each painting is unique, but similar works have seen an appreciation rate of 26.4% from 1999 to 2024.



$1.2m
$1m
$800k
$600k
$400k
$200k
99
04
09
14
19
24

Slice Paintings Top Auction Charts

Gilliam's beveled-edge paintings (like ours) from the late 1960s and early 1970s are his most sought-after works, as evidenced by his top ten auction records.

